U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Act of 1934

EASTBRIDGE INVESTMENT GROUP CORPORATION

(Name of Small Business Issuer in its Charter)

                                    Arizona                                                             86-1032927

(State or Other Jurisdiction of Incorporation or Organization)           (IRS Employer Identification No.)

2129 East Cedar Street, Unit 30, Tempe, Arizona 85282

(Address of Principal Executive Offices)      (Zip Code)

(480) 966 2020

 Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered                                                                 Name of Each Exchange on Which Each Class is to be Registered

                  None                                                                                                                       None

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

ITEM 1.    DESCRIPTION OF BUSINESS

History and Development of the Company

EastBridge Investment Group Corporation ( formerly known as ATC Technology Corporation) (the "Company" or “EastBridge”) was incorporated in the state of Arizona on June 25, 2001.  The Company’s principle activity, through June 30, 2005, was to manufacture mobile entertainment products, including VidegoTM, MoviegoTM and GamegoTM.  The VidegoTM and MoviegoTM are car theater systems available to consumers. The GamegoTM provides a means to play video game consoles made by Sony, Microsoft and Nintendo, in the car, RV, SUV, van or boat with attachable viewing monitors.

On August 23, 2002, the Company, known as ATC Technology Corporation at the time, entered into an agreement with Providential Holding, Inc. (PHI) to sell all the issued and outstanding shares of the Company for certain valuable consideration in the form of PHI stock and promissory notes.  Due to PHI’s defaults on certain obligations from the August 23, 2002 agreement to Keith Wong, Norm Klein, HPE and Fogel International, on July 21, 2003, PHI agreed to issue its convertible promissory notes to Wong, Klein, HPE and Fogel International (representing Lawrence M. Fogel, Ian Subel and Lynelle Berkey) in exchange for certain of the obligations of ATC owed to each of them and to provide additional capital to ATC. However, the transactions agreed upon on July 21, 2003 were not consummated with the result that ATC still owed substantial amounts to Wong, Klein, HPE and Fogel International, all of whom also had claims against PHI based on the July 21, 2003 agreement. ATC also owed PHI substantial sums. In addition, ATC owed Wong accrued, but unpaid salary, reimbursement for travel expenses incurred by him for the benefit of ATC and monies advanced by him to ATC as emergency loans to permit ATC to remain in business. . ATC was authorized to issue 300,000,000 shares of common stock. 100,000,000 shares were issued and outstanding. On July 20, 2004 PHI distributed 20,000,081 shares of ATC common stock to 1,600 PHI shareholders as a special dividend from PHI, who wholly owned ATC. The remainder of ATC’s issued and outstanding shares of common stock, 79,999,919 shares, were held by PHI.

On June 30, 2005, ATC and PHI, agreed to a financial and ownership restructuring and executed a formal agreement to return the majority ownership of the Company to current owners of EastBridge in exchange for a forgiveness of notes and obligations owed to the current owners of EastBridge.  As a result of the re-structuring, PHI has become a minority stock holder and the current owners of EastBridge have become the majority stockholders as a group.  The newly structured Company decided to change its name to EastBridge Investment Group Corporation effective August 1, 2005.

In 2005, EastBridge decided to exit the mobile video game market and dedicate itself to providing financial related services in Asia, with a strong focus on the high GDP growth countries and territories such as Hong Kong, China, Macao, Taiwan, and India. The Company recently began offering its financial services in China. As of December 5, 2006, the Company has entered into separate definitive listing agreements with two Chinese companies, engaged in two unrelated industries. The Company plans to offer its services in Chinese territories, including Hong Kong, China, Macao, and Taiwan, and India.

The Company’s products will be financial services that help small-to-medium-size companies obtain capital to grow their business.  The Company’s financial services will be in the form of small public offerings, Joint Ventures, Wholly Foreign Owned Enterprises, Guaranteed Return Ventures, investment banking, financial advisory services or any other financial services allowed by the local government and in compliance with the United States Securities Exchange Commission regulations. In addition, the Company will provide marketing, sales, and strategic planning services for its clients to assist them in entering the United States market.

The Management has prospected with several clients since June 30, 2005. However, we cannot provide any assurances that the clients in discussion now would eventually enter definitive agreements with the Company.

EastBridge maintains a company website at: www.EbigCorp.com, the contents of our website are not a part of this filing.

Overview

Our business plan is to provide financial services, including public offering guidance, joint venture, and merchant banking services to the small-to-medium-size businesses in Chinese territories and India.

Our operations are divided into individual business units by industry such as the Electronics, Real estate, Auto Metal, Energy Environmental, Bio Science, and Food Retail Distribution units.

Our target clients are mostly in the Chinese territories and India. We search for deals where we can help the clients to enhance their hidden values through our participation. Keith Wong (President and Chief Executive Officer) and Norman Klein (Chief Financial Officer) each has over twenty years of experience in the industrial, sales and financial industries. (See Directors and Executive Officers.)

As stated above, we recently began offering our services in China.  We plan to expand into other Chinese territories, such as Hong Kong, Macao and Taiwan, and India in the later part of 2007.

Though we focus on opportunities that can create value for both our shareholders and clients, we cannot provide any assurance that such opportunities will create value for our shareholders, or otherwise increase the value of their investment in the Company.

Products and Marketing

Our main business plan is to provide listing, joint ventures, and merchant banking services to the small businesses in China and India. Our potential income sources are derived from the following:

a) Earning fees and stock equity in the companies we take public, or cause to be acquired;

•

Depending on the circumstances, we may either charge fees, accept notes or stock equity, or all of the above for our services provided. These services may include, but are not limited to, strategic consultations regarding mergers and acquisitions, public relations, and investor relations.

b) Making cash income by operating joint ventures with local partners

•

We look for local partners that we can help by arranging for start up capital or business management expertise, or both in return for an equity position to share any cash distribution in the joint ventures;

c) Earning fees in providing merchant banking services to small Asian companies to access US funds.

•

We will serve as consultants and advisors to these companies to obtain loans, find business partners, find merger candidates or listing feasibility studies.

Business Strategy

We believe that in the next ten years, China and India will have the potential to remain leaders in GDP growth. We search for small to medium size companies that have demonstrated either a steady income stream or are ready to launch a commercially exciting new product that offers substantial growth in market share for the next five years. Further, we believe that Mr. Wong and Mr. Klein’s extensive business experience in Asia will allow the Company to concentrate on the clients in that region, who can take advantage of our unique services.

Competition

The Company is not aware of any large international investment firms competing for our class of clients, i.e., small-to-medium-size companies in China and India. The Company believes that larger investment firms may find the smaller Asian companies to be uneconomical for their resource investment. The smaller companies may lack the knowledge capital to penetrate the barriers because of geographical, political, linguistic, cultural, and economies of scale reasons. In due time, the expected higher returns on investment in China and India may attract new competitors. However, due to the market size of China and India, a handful of new competitors may provide potential benefit for the industry. Thus, we believe we can successfully compete with our competitors.

Industry and Customers

There are a combined total of about 600,000 small-to-medium-size companies in China and India. There are over 400,000 small businesses in China alone and the numbers are growing at a fast pace.

Patents, Trademarks, License, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration

Employment Agreement with Keith Wong

On June 1, 2005, we entered the employment agreement with Keith Wong, our President and Chief Executive Officer. The agreement provides for annual compensation in the amount of $240,000, effective June 1, 2005. This agreement shall begin on the date entered above, and shall continue until terminated as provided. (See Exhibit 10.1)

Mr. Wong’s agreement contains confidentiality, and non-competition and good faith cooperation covenants. The agreement may be terminated by either party with or without cause and without prior notice subject to the termination provisions as discussed. (See Exhibit 10.1)

Employment Agreement with Norm Klein

On June 1, 2005, we entered the employment agreement with Norm Klein, our Chief Financial Officer, Chief Operating Officer and Investor Relations Officer. The agreement provides for annual compensation in the amount of $84,000, effective on June 1, 2005 and will be increased to an annual compensation of $180,000, effective January 1, 2007. This agreement shall begin on the date entered above, and shall continue until terminated as provided. (See Exhibit 10.2)

Mr. Klein’s agreement contains confidentiality, and non-competition and good faith cooperation covenants. The agreement may be terminated by either party with or without cause and without prior notice subject to the termination provisions as discussed. (See Exhibit 10.2)

Government Approval and Regulation of Industry

The Company faces risks posed by any adverse laws and regulations affecting our business plans by the US and foreign governments. In order to conduct our business in China and India, we will need to obtain some or all of the following licenses, approvals and/or concessions from the country we are in: Business registration, Tax certificate, Right to conduct Business, Employment Approval, Residency Approval, Asset Appraisal, Acquisition Approval, Import/Export License and Foreign Remission Approval. The list is subject to additions, dependant on a particular business sector we decide to enter in China or India. We are subject to government approvals and concessions. There are no proclamations that we need to obtain all of the approvals and licenses above; nor is there a guarantee that we will obtain any of the approvals and licenses when we are required to do so.

Research and Development

Keith Wong and Norm Klein have spent about $62,000 in travel expenses to Asia for business development.

Workforce

We now have two full-time employees. Once we are able to generate income or obtain a loan, we plan to have five full-time employees in Beijing, China and three full-time employees in Phoenix, Arizona. In the latter part of 2007, we plan to set up another field office in Mumbai, India. Since we are a knowledge-based financial services company, we do not plan to keep a large work force.

However, there is no assurance that we will be able to generate income or obtain a loan to expand our work force.

Code of Ethics

We have adopted a "Code of Ethics for Directors, Officers and Employees" that applies to all employees, including our executive officers. A copy of our Code of Ethics for Directors, Officers and Employees will be filed with the Securities and Exchange Commission as Exhibit 14.1 to this Registration Statement.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Plan of Operations:

The Company will focus on providing financial services to clients in China during the first twelve months of operation.  These services will focus on assisting the clients to become public companies in various U.S. stock markets, providing merchant banking services and performing joint ventures with our partners. In return, we will receive fees and stock equity from the services rendered.  Since we are a finance service company, we do not expect to require a large staff. The fees from our merchant banking services and joint venture income are expected to be sufficient to support our day to day expenses in the second half of 2007.

The company will maintain offices in both the United States (Phoenix, Arizona) and China (Beijing).  Initially, the company will begin with two employees, Keith Wong, the company’s CEO and President and Norm Klein, the company’s CFO and COO.  As the company grows, by adding new clients in China, we will expand each office with additional employees to service our clients and comply with accounting and legal requirements for our corporation.

Messrs Wong and Klein will continue to research small to medium sized companies in China to increase our client base.  We will continue to focus on Chinese companies that are both profitable and have a strong possibility to grow in the near future.  After our first year of operation, we will begin expanding and providing similar services to small to medium sized companies in India.

Messrs Wong and Klein will continue providing the necessary loans to the Company to meet its operational needs in 2007. The salaries and wages for the officers will continue to be accrued.  We will also seek funds from the various accredited investors mainly to pay for the salaries and wages for the officers and new employees.

We do not expect to need additional equipment for 2007 and 2008, nor do we expect to spend any significant amount in any product research and development.

Significant Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 2 of the Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies, as defined below.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: 1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and 2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our consolidated financial statements are fairly stated in accordance with accounting principles generally accepted in the United States, and present a meaningful presentation of our financial condition and results of operations. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid debt instruments with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Deposit

As of September 30, 2006, the Company had a security deposit of $1,828.

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenue is recognized when merchandise is shipped to a customer when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Generally, the Company extends credit to its customers/clients and does not require collateral. The Company performs on-going credit evaluations of its customers/clients.  Any payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amount of all financial instruments at December 31, 2005 and 2004, which consist of various notes and loans payable, approximate their fair values.

Net Loss per Share

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basic and diluted EPS. Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS is based on the weighted average number of shares of common stock outstanding for the period and common stock equivalents outstanding at the end of the period.

Stock-based Compensation

SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (APB 25) and related interpretations with proforma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS 123.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Valuation of shares for services is based on the estimated fair market value of the services performed.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Risks and Uncertainties

In the normal course of business, the Company is subject to certain risks and uncertainties.

The Company Provides Its Product On Unsecured Credit.

Since the Company provides its products on unsecured credit to most customers, the Company's ability to collect the amounts due from customers is affected by economic fluctuations and each customer's ability to pay.

The Company Has A Limited Operating History.

The Company itself has a limited operating history. Businesses, which are starting up, or in their initial stages of development, present substantial business and financial risks and may suffer significant losses from which they cannot recover. The Company will face all of the challenges of a new business enterprise, including but not limited to, locating suitable office space, engaging the services of qualified support personnel and consultants, establishing budgets and implementing appropriate financial controls and internal operating policies and procedures. The Company will need to attract and retain a number of key employees and other service personnel. Further, there is no assurance that the Company will be able to successfully continue its operations or that it will ever operate profitably.

The Company's Additional Financing Requirements Could Result in Dilution to Existing Stockholders.

The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders.  The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests.  The Company is authorized to issue 300,000,000 million shares of common stock and 100,000,000 million shares of preferred stock.  Such securities may be issued without the approval or other consent of the Company's stockholders.

Potential and Actual Legislation and Regulation Related to the Company's Business Could Limit its Activities and Deprive the Company of its Anticipated Source of Future Revenues.

The Company faces risks posed by any adverse laws and regulations affecting our business plans by the US and foreign governments. In order to conduct our business in China and India, we will need to obtain some or all of the following licenses, approvals and/or concessions from the country we are in: Business registration, Tax certificate, Right to conduct Business, Employment Approval, Residency Approval, Asset Appraisal, Acquisition Approval, Import/Export License and Foreign Remission Approval. The list is subject to additions, dependant on a particular business sector we decide to enter in China or India. We are subject to government approvals and concessions. There are no proclamations that we need to obtain all of the approvals and licenses above; nor is there a guarantee that we will obtain any of the approvals and licenses when we are required to do so.

The Company May Not Be Able To Compete Successfully Against Large Competitors.

The Company is faced with competitors from major brokerage and financial service companies as well as smaller companies, with competent advertising and marketing capabilities. Thus, we anticipate that we may not be able to compete effectively.

The Company Depends On Our Executive Officers And Key Personnel To Implement Our Business Strategy And Could Be Harmed By The Loss Of Their Services.

Keith Wong is the current President, Chief Executive Officer, and Director of the Company.  We believe that our growth and future success will depend significantly upon the skills of Mr. Wong and the ability to attract a skilled management team. The competition for qualified personnel in our industry is intense, and the loss of our key personnel or an inability to attract, retain and motivate key personnel could adversely affect our business. We cannot assure that we will be able to retain our existing key personnel.

The Company May Be Subject To Litigation That Will Be Costly To Defend Or Pursue And Uncertain In Its Outcome.

The Company's business may bring it into conflict with others with whom it has contractual or other business relationships or with its competitors or others whose interests differ from the Company's.  If the Company is unable to resolve those conflicts on terms that are satisfactory to all parties, the Company may become involved in litigation brought by or against it. That litigation is likely to be expensive and may require a significant amount of management's time and attention, at the expense of other aspects of the Company's business. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require the Company to pay damages, enjoin it from certain activities, or otherwise affect its legal or contractual rights, which could have a significant adverse effect on its business.

Our Common Stock Will Be Subject To The "Penny Stock" Rules Of The SEC And The Trading Market In Our Securities Will Be Limited, Which Makes Transactions In Our Stock Cumbersome And May Reduce The Value Of An Investment In Our Stock.

The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

  that a broker or dealer approve a person's account for transactions in penny stocks; and

  the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

  obtain financial information and investment experience objectives of the person; and

  make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

  sets forth the basis on which the broker or dealer made the suitability determination; and

  that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock

Revenues

Revenues for the three months ended September 30, 2006 and nine months ended September 30, 2006 were $ 0 and $ 5,370, respectively. Revenues for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $15,904 and $ 58,326, respectively.

The reason for the material changes in revenue from December 31, 2005 and December 31, 2004 were mainly due to the Company’s discontinuation of the manufacturing and sales of its mobile entertainment products. The revenue in 2004 were significantly higher than 2005 because the Company began to wind down on its mobile entertainment business in 2005. The manufacturing of the products were discontinued in the last quarter of 2004. Though ATC had contracts with Walmart in 2004, it decided not to pursue additional orders from them during the fall of 2004, and this event led to the reduction of revenue in 2005. The contracts with Target and other retailers were discontinued during the second quarter of 2005. The Company continued to ship its products to Target.com through the second quarter of 2006 to deplete its inventory, and discontinued all shipments by the second quarter. Since June of 2006, the Company’s business focus has changed completely to providing financial services.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2006 and nine months ended September 30, 2006 were $ 3,394 and $ 11,943, respectively. General and administrative expenses for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $ 45,318 and $ 215,401, respectively. The decrease in 2005 was due to a reduction in our production workers when we decided to wind down our electronics business.

The Company’s policy is to expense advertising costs as incurred.  No advertising was expensed during the first, second, and third quarter of 2006. Advertising expenses for the year ended December 31, 2005 and 2004 were $207 and $87,297, respectively and are included in general and administrative expense. The reduction in 2005 was due to our focus away from the electronics business.

Other Income/Loss

Other income (loss) for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $(9,082) and $ 156,702, respectively.

Net Loss

Net losses for the three months ended September 30, 2006 and nine months ended September 30, 2006 were $(78,146) and $(226,783), respectively. Net losses for the twelve months ended December 31, 2005 and December 31, 2004 were approximately $(298,026) and $(106,048), respectively.

Net losses for Q1 and Q2 of 2006 were due mostly to salaries and wages, $70,438 and $140,875. Net losses for 2005 and 2004 were due mostly to salaries and wages, $246,624 and $82,828 and general administration, $45,318 and $215,401, respectively.

Recent Accounting Pronouncements

In November 2004, the FASB has issued FASB Statement No. 151, "Inventory Costs, an Amendment of ARB No. 43, and Chapter 4" ("FAS No. 151").  The amendments made by FAS No. 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004.  The provisions of FAS No. 151 will be applied prospectively.  The Company does not expect the adoption of FAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R").  FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees.  FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets."  The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this interpretation will have on its financial position, cash flows and results of operations.

In June 2005, the EITF reached consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005.  EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued FASB No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123."  FASB Statement No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees.  FASB No. 123R is effective beginning January 1, 2006.  FASB Statement No. 123R on is not expected to have a material effect on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  This statement applies to all voluntary changes in accounting principle and requires retrospective application to the prior periods’ financial statements of changes in accounting principle, unless this retrospective application would be impracticable.  This statement also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this statement will have on its financial position, cash flows and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”  This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This Statement resolves issues addressed in FASB Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In March 2006 FASB issued SFAS 156, “Accounting for Servicing of Financial Assets.”  This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement: (1) Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; (2) Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable;  (3) Permits an entity to choose ‘Amortization method’ or ‘Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities; (4) At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a server elects to subsequently measure at fair value; (5) Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the Balance Sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company’s first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

Liquidity and Capital Resources

In the nine months ended September 30, 2005 and nine months ended September 30, 2006, we had cash and cash equivalents of $ 1,225 and $1,803, respectively. In year end December 31, 2005 and December 31, 2004, we had cash and cash equivalents of $1,803 and $ 1,225, respectively.

Our operating activities used $ 771 and $ 513,479 in nine months ended September 30, 2006 and September 30, 2005, respectively. Changes in accounts payable and accrued expenses in nine months ended September 30, 2006 and  September 30, 2005 were $ 27,563 and $ (232,607). Our operating activities used $516,936 and $303,224 in years ended December 31, 2005 and 2004, respectively. Changes in accounts payable and accrued expenses decreased from $ 581,010 in 2004 to $ 357,591 in 2005.

Cash provided from financing activities increased to $517,514 in December 2005 from $304,449 in December 2004, primarily due to an increase in borrowings on notes payable from the major stockholders. On June 30, 2005, all these notes were forgiven as a result of a debt and equity re-structuring.

Our operations are currently financed through various loans. Management has taken action and is formulating additional plans to strengthen the Company's working capital position and generate sufficient cash to meet its operating needs. In addition, the Company also anticipates generating more revenue through its proposed new business plan. No assurances can be made that management will be successful in achieving its plan or that additional capital will be available on a timely basis or at acceptable terms.

The cash needs of the Company are currently met by the loans from Keith Wong and Norm Klein. Between July 1, 2005 and June 30, 2006, Keith Wong has loaned $ 5,700 to the Company and Norm Klein has loaned $ 9,000 to the Company. The loans were made as unsecured loans to the Company. As of September 30, 2006, the total money owed to Keith Wong is $ 52,295, Norm Klein is $ 9,000. The Company expects to repay the loans when it has surplus cash available.

As a public company, Management expects annual costs of $ 40,000, $20,000 and $10,000 for its legal, accounting and miscellaneous fees, respectively. Management is in discussion with accredited investors to grant loans to Company in the form or stock equity, debenture or any other security mutually agreed.

Prior to the Company’s ability to generate steady cash incomes, Company plans to pay the accrued salaries and wages to its employees and officers by company’s common stock. This will cause dilutions to Company’s stock

Our auditors have expressed substantial doubt about our ability to continue as a going concern. Management is taking the following actions to improve the Company’s liquidity condition. We are talking to several angel investors and investment funds for either equity investments or debt funding. The officers, Keith Wong and Norm Klein have agreed to pay for rent and utilities and to continue accruing their salaries for the next twelve months in 2007 when necessary. Keith Wong has further agreed to continue accruing his travel expenses in order to serve the Company’s existing clients and future clients. As of December 5, 2006, we began operations as a financial service company by signing up two clients for listing services and several in the pipeline. However, there is no assurance that Management is able to secure any outside capital resource during the Company’s ramp up period.

The Company is applying to become a public company at this period of its development because it wants to be better able to secure funding for the Company’s growth, create liquidity for Company’s stock, and the current shareholders expect the Company to go public as soon as possible.

ITEM 3. DESCRIPTION OF PROPERTY.

Our executive office is located at 2101 E. Broadway St., #30, Tempe, Arizona 85282. We lease these facilities, consisting of approximately 300 square feet, for $ 527.48 per month.  The term of our lease is on a Month to Month basis.

The aforesaid properties are in good condition and we believe they will be suitable for our purposes for the next 12 months.  There is no affiliation between us or any of our principals or agents and our landlords or any of their principals or agents.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The table below lists, as of December 22, 2006, all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

Title of Class	Name of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common	Keith Wong	50,369,240	51%
Common	High Performance Edge, LLC.[1]	13,166,720	13%
Common	Providential Holding Corporation	10,000,000	10%
Total		73,535,960	74%

    Note: Based on 98,339,392 common shares outstanding as of December 22, 2006.

 ____________________________________________________________________________

1. Norm Klein is a _25% owner of High Performance Edge, LLC, and thus he is deemed to beneficially own 3.25% of the Company’s shares through his partnership interest in High Performance Edge, LLC. Further, Norm Klein individually owns 3% of the Company’s outstanding common stock.

The table below lists all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group, as of December 22, 2006.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Keith Wong	50,369,240	51%
Common	Norm Klein	6,250,000	6.25%

Total		53,000,000	57.25%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Address	Position	Age
Keith Wong	2101 East Broadway, Unit 30, Tempe, Arizona 85282	President, CEO, Director	52
Norm Klein	2101 East Broadway, Unit 30, Tempe, Arizona 85282	CFO, COO, IRO, Director	56
Leo Dembinski	2101 East Broadway, Unit 30, Tempe, Arizona 85282	Director	63

 (a)  Directors and Executive Officers

Keith Wong – President, Chief Executive Officer, and Director

Mr. Wong brings 22 years of experience in sales, business management, finance, manufacturing, Asian suppliers and Asian business networks.

Since 2001, Mr. Wong has acted as the President and CEO of ATC Technology Group, which later became EastBridge Investment Group Corporation.

From 1989 to 2001, Mr. Wong was the President and CEO of Amtel International Corporation, where he built the company into a leader in selling promotional TV and small appliances. This company designed and imported televisions and small appliances from Asia.  Mr. Wong built this company from scratch and increased sales from zero to more than $8,000,000 per year.  This company provided valuable experiences to Mr. Wong in the electronic business by working with international suppliers and several top U.S. chain stores including Kmart and Wal-Mart. It won many acclaims for its products including a design award, Innovations 2001 Design and Engineering Award, from the Industrial Society of America and the Consumer Electronics Association.

From 1986 to 1989, Mr. Wong was a sales executive with Coherent, Inc. for Asia-Pacific for four years. Mr. Wong demonstrated his management capabilities in Asia. Prior to his sales experience, Mr. Wong was an electronic design engineer for several high tech companies including ComputerVision, Tektronix and General Electric, where he was awarded with the prestigious Ed Woll’s Young Engineer Award in 1980 for his efforts in improving military jet engine manufacturing.

Mr. Wong holds a Bachelors and Masters degree in electrical engineering from Rutgers University and Northeastern University, respectively. Mr. Wong successfully completed several corporate finance courses for executives from Harvard University. Mr. Wong also holds two U.S. utility patents and one U.S. design patent.

Mr. Wong is a board member of Asian Bank of Arizona and a member of Beijing Equity Exchange.

Norm Klein - Chief Financial Officer, Chief Operating Officer and Investor Relations Officer

Mr. Klein has over twenty years of experience in manufacturing and process control through working with major companies. Mr. Klein also brings his expertise in engineering, operational leadership, and business management skills to EastBridge.

Since 2001, Mr. Klein has acted as the CFO, COO, and IRO for ATC Technology Group, which later became known as EastBridge Investment Group Corporation.

Since 1997, Mr. Klein has been the owner and consultant of High Performance Edge, Inc. The firm provides consulting services in the areas of leadership development, organization development and process improvement. Firm also provides startup management expertise for companies that want to increase sales and operational capacity. The firm's clients include Clorox, Honeywell/Allied Signal, Ingersol Rand, Durel Corporation, and Dreyers Ice Cream Company.

From 1972 to 1993, Mr. Klein was employed at Procter & Gamble, where he was responsible for the operational aspects of the company’s Metamucil business. Mr. Klein provided the leadership role for a $60 million manufacturing plant expansion and managed an operating budget in excess of $30 million. Further, as a member of Procter & Gamble’s Profit and Loss team for its Hair Care business, Mr. Klein led the launch of the first shampoo and conditioner product, Pert shampoo.  This quickly grew to be a $100 million business that required extensive resources and leadership to meet consumer demand.  The successful launch propelled P&G’s hair care business to the number one position in the market based on market share.

Mr. Klein provides EastBridge with high quality business management, strategic planning and financial system development experience.  His knowledge of operations and finance will be invaluable as EastBridge expands its operational capabilities and launches new services in the near future.

Mr. Klein holds a Bachelors degree in mechanical engineering from Rose Hulman Institute and a Masters degree in business administration from University of Iowa.

Leo Dembinski, Director

Mr. Dembinski has over ten years of experience in corporate finance and corporate risk management experience. In the summer of 1990 Mr. Dembinski co-founded a planning and capital formation group: Addem and Associates Inc.

In the fall of 2000 Mr. Dembinski entered into a partnership known as High Performance Edge L.L.C (HPE).   HPE is a management consulting firm specializing in the active management of its clients companies.  HPE also acts as a private investor in some of its transactions.

Mr. Dembinski has served on many organizations during his career, which include: President of the Chicago Retail Financial Executive Association, Chairman of the Associated Merchandising Corporation, a national organization, Financial Executives Division. He was also co-chairman of the Direct Marketing Association Catalog Leaders. He served as a past director for the Bank of Lakehurst, in Waukegan, Illinois; he was a Director of The Bishop’s Lodge in Santa Fe, New Mexico. He also served as a past Director of Advanced Foods Systems, a software company.

Mr. Dembinski joined the Board of Directors of Junior Achievement of Arizona in 1985 and accepted a leadership role as Chair in 1989. Mr. Dembinski is currently Chairman of Junior Achievement of Arizona. Additionally, Mr. Dembinski is President of the Board of Trustees of the Junior Achievement Foundation. Mr. Dembinski has a B.S in Accounting from De Paul University in Chicago, Illinois and he received his Certified Public Accountant Certificate in 1970.

Our directors, executive officers, and significant employees are not currently being paid for their services. They will be compensated in the form of future interest.

Audit Committee Financial Expert

The functions of the Audit and Compensation Committee are: (i) to recommend the engagement of the Company's independent auditors and review with them the plan, scope and results of their audit for each year; (ii) to consider and review other matters relating to the financial and accounting affairs of the Company; and (iii) to review and recommend to the Board of Directors all compensation packages, including the number and terms of stock options, offered to officers and executive employees of the Company. The Company’s board director, Mr. Leo Dembinski serves as the Company's Audit Committee and Compensation Committee.

(c) Family Relationships

None.

(d) Involvement in Legal Proceedings

To the knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following summarizes the aggregate compensation paid during those fiscal years to our Executive Officers:

Name and Principal Position	Year	Annual Compensation			Long-term Compensation			All Other Compensation
		Salary ($)	Bonus	Other Annual Compensation	Awards		Payouts
					Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts

Keith Wong President/CEO	2003	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0
	2005	240,000[1]	0	0	0	0	0	0

Norm Klein	2003	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0
	2005	84,000[2]	0	0	0	0	0	0

Leo Dembinski	2003	0	0	0	0	0	0	0
	2004	0	0	0	0	0	0	0
	2005	0	0	0	0	0	0	0

1The executive officers have not yet been compensated for their services, and their wages have been accrued. Most likely, stock will be provided to pay this accrual – the number of shares of stock that each officer will receive will be determined after the company is traded publicly and a stock value is determined.

2The executive officers have not yet been compensated for their services, and their wages have been accrued. Most likely, stock will be provided to pay this accrual – the number of shares of stock that each officer will receive will be determined after the company is traded publicly and a stock value is determined.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Norm Klein and Leo Dembinski are partners of High Performance Edge, LLC. along with two other partners. High Performance Edge, LLC. owns 13,166,720 shares of the Company's common stock.

ITEM 8. DESCRIPTION OF SECURITIES.

     The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which are attached as exhibits to this document.

General

Our authorized capital consists of (1) 300,000,000 shares of common stock, par value $.000 per share, and (2) 100,000,000 shares of preferred stock, par value $.000 per share.

Common Stock

 The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our stockholders, except to the extent that the voting rights of our shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by our certificate of incorporation. Our stockholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. Our common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of our common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. As of October 30, 2006 there were 98,339,392 shares of our common stock issued and outstanding, held by 1600 holders of record.

Preferred Stock

We may issue our preferred shares from time to time in one or more series as determined by our board of directors. The voting powers and preferences, the relative rights of each series, and the qualifications, limitations and restrictions thereof may be established by our board of directors without any further vote or action by our shareholders.  As of October 30, 2006 there were 0 shares of our preferred stock issued and outstanding.

Outstanding Options and Warrants to Purchase Common Stock

As of December 22, 2006 , there were no outstanding common share purchase options or warrants.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There exists no market for our common stock.   Private sales or transfers are permitted under the respective state and Federal securities laws, subject to compliance with exemptions set forth under the respective statutory guidelines.  As of December 22, 2006, we had about 1600 shareholders of record.

Dividend Policy

Holders of the Company’s Common Stock are entitled to receive cash or stock dividends should they be declared by the Board of Directors, out of funds legally available for distribution.  Any such dividends may be paid in cash, property or shares of the Company’s or Company’s subsidiary’s common stock.  The Company has not paid any cash dividends since its inception, and it is not likely that cash dividends on its Common Stock will be declared at any time in the foreseeable future.  Any dividends will be subject to the discretion of the Company’s Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions.  Therefore, there can be no assurance that any dividends on the Company’s Common Stock will be paid in the future.

Shares Eligible for Future Sale

To date, there has been no market for our common stock. In the event a public market for our shares develops, future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Further, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares

As of December 22, 2006, we have issued and outstanding an aggregate of 98,339,392 shares of common stock.

All these shares have already been outstanding for more than twelve months and are, pending satisfaction of certain pre-requisites, eligible for transfer under the auspices of Rule 144.

Rule 144

Under Rule 144 as currently in effect, a stockholder who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell, upon the expiration of the lock-up agreements described below, some of that stockholder’s shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 983,394 shares. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, these shares may be sold without restriction immediately upon the expiration of the lock-up agreements described below.

Rule 701

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, by persons, other than affiliates, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period.

Lock-up Agreements

Each of the major shareholders, Keith Wong, High Performance Edge, LLC., Norm Klein, and Providential Holding, Inc. have agreed to limit the number of shares sold in their portfolio to a fixed percentage for the period of 12 months following the effectiveness of this registration statement.

During the first 12 months following the effectiveness of this registration statement, each partner will limit the number of shares sold in their portfolio to the following fixed percentage for each month. The number of shares that may be sold each month will be calculated by multiplying the maximum fixed percentage allowed for that month times the initial gross number of shares owned by each partner.

Month 1: 1.9%

Month 2 and 3: 2.5%

Month 4: 5.0%

Month 5 and 6: 7.0%

Months 7-12: 10.0%

 Twelve months after the Company becomes a public company, there will be no restrictions.

(See Exhibit 4.1)

The Company believes that Keith Wong, High Performance Edge, LLC., Norm Klein, and Providential Holding, Inc. are affiliates of the Company.

Under Rule 144, an affiliate who has beneficially owned restricted shares for at least one year and has complied with the requirements described above would be entitled to sell, upon the expiration of the lock-up agreements described above, some of that stockholder’s shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 983,394 shares. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement. Thus, Keith Wong, High Performance Edge, LLC., Norm Klein, and Providential Holdgins, Inc. will be subject to the one percent limitations of the Rule 144 after the expiration of the Lock-up agreement.

The Company and its shareholders understand the particular restrictions of Rule 144.

ITEM 2. LEGAL PROCEEDINGS.

To the knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The disclosure controls and procedures are effective as of September 30, 2006.

There have not been any changes in the Company’s internal controls during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following information is given with regard to unregistered securities sold during the preceding three years, to October 30, 2006, including the dates and amounts of securities sold, the persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

    On September 12, 2002, ATC Technology Corporation (currently known as EastBridge Investment Group Corporation) was acquired by Providential Holdings, Inc. (Providential), and became its wholly-owned subsidiary. On November 17, 2003, Providential announced a stock dividend distribution to issue 20,000,081 of Providential's ATC stock to Providential's shareholders on record. At the time, there were about 1600 Providential shareholders. On July 27th, 2004, Providential declared the dividend distribution to Providential's shareholders.

    On June 30, 2005, Providential Holdings, Inc., ATC Technology Corporation, Keith Wong, Norm Klein and High Performance Edge, LLC., agreed to a Re-organization and Exchange agreement, whereby PRVH transferred 70,000,000 of its 80,000,000 shares of ATC common stock to Keith Wong, Norm Klein, High Performance Edge, LLC, Ian Subel, Lynelle Berkeley, and Fogel International ("ATC Creditors") in exchange for the total debts currently owed to ATC creditors and leaving 10,000,000 shares held by Providential.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Corporation Laws of the State of Arizona and the Company's Bylaws provide for indemnification of the Company's Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.  Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable

PART F/S FINANCIAL.

EastBridge Investment Group Corporation

Financial Statements

Index to Financial Statements
Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2005 and 2004
Statements of Deficit for the years ended December 31, 2005 and 2004
Statements of Earnings for the years ended December 31, 2005 and 2004
Statements of Cash Flows for the years ended December 31, 2005 and 2004
Notes to Financial Statements (December 31, 2005 and 2004)
Balance Sheets as of September 30, 2006 - (unaudited)
Statements of Earnings for the periods ended September 30, 2005 and September 30, 2006 - (unaudited)
Statements of Cash Flows for the periods ended September 30, 2005 and September 30, 2006 - (unaudited)
Notes to Financial Statements (September 30, 2006)

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
9175 Kenyon Avenue, Suite 100
Denver, CO 80237
303-796-0099

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EastBridge Investment Group Corp

We have audited the accompanying balance sheets of EastBridge Investment Group Corp as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EastBridge Investment Group Corp as of December 31, 2005 and 2004, and the related statements of operations, stockholders' deficit and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and its difficulties in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jaspers + Hall, PC
Denver, Colorado
August 31, 2006

EASTBRIDGE INVESTMENT GROUP CORPORATION

Balance Sheet

Fiscal year ended December 31, 2004 and December 31, 2005

	As Of December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,803	$1,225
Accounts receivable	-	4,755
Total current assets	1,803	5,980

Deposits	1,828	1,582

Total assets	$ 3,631	$ 7,562

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$ 357,591	$ 581,010
Due to officers	247,823	579,055
Due to related parties	-	1,083,871
Total current liabilities	605,414	2,243,936

Stockholders' equity (deficit):
Common stock, no par value; 300,000,000 shares authorized;
98,339,392 issued and outstanding	1,325	1,325
Additional paid-in-capital	1,932,617	-
Accumulated deficit	(2,535,725)	(2,237,699)
Total stockholders' equity (deficit)	(601,783)	(2,236,374)
Total liabilities and stockholders' equity (deficit)	$ 3,631	$ 7,562

The accompanying notes are an integral part of these financial statements.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Statement of Deficit

Fiscal year ended December 31, 2004 and December 31, 2005

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2003	98,339,392	$ 1,325	$ -	$(2,131,651)	$(2,130,326)

Net loss for the year				(106,048)	(106,048)

Balance at December 31, 2004	98,339,392	1,325	-	(2,237,699)	(2,236,374)
Debt waived by owners of the Company			1,932,617		1,932,617
Net loss for the year				(298,026)	(298,026)

Balance at December 31, 2005	98,339,392	$ 1,325	$1,932,617	$(2,535,725)	$ (601,783)

The accompanying notes are an integral part of these financial statements.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Statement of Earnings

 Fiscal year ended December 31, 2004 and December 31, 2005

	For the Years
	Ended December 31,
	2005	2004
From discontinued operations:
Revenues from discontinued operations
Sales	15,904	58,326

Cost of sales from discontinued operations	96	1,366
Gross profit from discontinued operations	15,808	56,960

Expenses from discontinued operations:
Bad debt expense	2,395	14,431
Salaries and wages	246,624	82,828
Professional services	10,415	7,050
General and administrative	45,318	215,401
Total operating expenses	304,752	319,710
Loss from discontinued operations	(288,944)	(262,750)

Other income and (expenses)
Interest expense	(37,275)	(96,651)
Gain on debt settlement - net	28,193	253,353
Net other income and (expenses)	(9,082)	156,702

Net loss	$(298,026)	$(106,048)

Net income (loss) per share - basic and diluted:
Net loss	$(0.00)	$(0.00)

Weighted average number
of shares outstanding - basic and diluted	98,339,392	98,339,392

The accompanying notes are an integral part of these financial statements.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Statement of Cash Flows

 Fiscal year ended December 31, 2004 and December 31, 2005

	For the Years Ended December 31,
	2005	2004
Cash flows from operating activities:
Net loss from discontinued operations	$ (298,026)	$ (106,048)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	4,755	56,102
(Increase) decrease in other assets and prepaid expenses	(246)	1,565
Increase (decrease) in accounts payable & acc exp	(223,419)	(254,843)
Net cash used in operating activities	(516,936)	(303,224)
Cash flows from financing activities:
Advances from related parties	517,514	304,449
Net cash provided by financing activities	517,514	304,449
Net increase (decrease) in cash	578	1,225
Cash and cash equivalents, beginning of period	1,225	-
Cash and cash equivalents, end of period	$ 1,803	$ 1,225

The accompanying notes are an integral part of these financial statements.  There was a non-cash transaction that occurred on June 30, 2005 that forgave $1,932,617 of debt and increased Paid-In-Capital by the same amount.  Please see notes 1 and 6 below for more details concerning this non-cash transaction.  Also, please note the $1,932,617 as Additional Paid In Capital on the December 31, 2005 balance sheet.

EASTBRIDGE INVESTMENT GROUP CORPORATION

EastBridge Investment Group Corporation

Notes to the Financial Statements

Dec 31, 2004 and Dec 31 2005

NOTE 1 - COMPANY OVERVIEW

EastBridge Investment Group Corporation (formally ATC Technology Corporation) (the "Company" or "EBIG") was incorporated in the state of Arizona on June 25, 2001.  The Company's principle activity up through June 30, 2005 was to manufacture mobile entertainment products, including VidegoTM, MoviegoTM and GamegoTM.  The VidegoTM and MoviegoTM are car theater systems available to consumers. The GamegoTM provides a means to play video game consoles made by Sony, Microsoft and Nintendo, in the car, RV, SUV, van or boat with attachable viewing monitors.

On August 23, 2002, the Company entered into an agreement with Providential Holding, Inc. (PHI) to sell all the issued and outstanding shares of the Company.  For consideration,  PHI agreed to deliver $250,000 in promissory notes, non-interest bearing, payable 270 days after closing, and $250,000 in promissory notes, non-interest bearing, payable 180 days after closing, 3,000,000 shares of restricted stock of the Company with an option of additional shares to be issued after 270 days if the stock price does not reach $0.30, 1,000,000 shares of restricted stock of PHI with an option of additional shares to be issued after one year if the stock price does not reach $0.30. The transaction between the original stockholders and PHI was consummated as of October 17, 2003.  On June 30, 2005 the Company and PHI, agreed to financial and ownership restructuring and executed a formal agreement to return the majority ownership of the Company to its original stockholders in exchange for a forgiveness of notes and obligations owed to the Company and its original stockholders. The total amount of the debt forgiven is $1,932,617 and is recorded as paid-in capital by the major original stockholders in the 2005 financial statement. As a result of the re-structuring, PHI has become a minority stock holder and the original stockholders of the Company have become the majority stockholders as a group.  The newly structured Company decided to change its name to EastBridge Investment Group Corporation (EBIG) effective August 1, 2005 to more accurately reflect its new business focus on investment projects.

 The company decided to change its business focus from the mobile entertainment business to the financial services industry during 2005.  In order to strengthen the Company’s financial condition and to give incentive for the Management to turn around the Company, the restructuring agreement was executed on June 30,2005 (as mentioned above) to change the company’s ownership and to provide an improved balance sheet.  The structure was considered one transaction involving all three parties, Providential, ATC original-major-shareholder Creditors and ATC. The capital contribution was determined by negotiation and to some extent, though not exactly, influenced by the amount of debt owed to each party (ATC’s original-major-shareholder creditors and Providential) and its percentage of the total debt, which equaled $1,932,617.  In the end, Providential, ATC and ATC’s original- major-shareholder creditors reached an agreement whereby Providential agreed to transfer all the ATC shares it still held less 10,000,000 shares it was allowed to keep, to ATC’s original-major-shareholders in exchange for mutual forgiveness of debts and notes issued to and among ATC, Providential and ATC’s original-major shareholders.

 As mentioned above, in 2005, EBIG decided to exit the mobile video game market and dedicate itself to providing investment related services in Asia, with a strong focus on the high GDP growth countries such as China and India. EBIG will initially concentrate on the growing investment opportunities in China (Hongkong, mainland, Macao and Taiwan).  Its products will be financial services that help small-to-medium-size companies obtain capital to grow their business.  EBIG's financial services will be in the form of Joint Ventures, Wholly Foreign Owned Enterprises, Guaranteed Return Ventures, investment banking, financial advisory services or any other financial services allowed by the local government and in compliance with the United States Securities Exchange Commission regulations. In addition, EBIG will also provide marketing, sales, and strategic planning services for its clients to assist them to enter the United States market.

EBIG is one of the very few US companies solely concentrated in marketing financial services to the small-size, but large number of Asian companies that need financial services to help them expand in their local markets. In the business sectors that EastBridge sees a unique opportunity, EastBridge will form its own foreign subsidiaries with local partners to capture the opportunity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all liquid debt instruments with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Deposit

As of December 31, 2005, the Company had a security deposit of $1,828.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenue is recognized when merchandise is shipped to a customer when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Generally, the Company extends credit to its customers/clients and does not require collateral. The Company performs on-going credit evaluations of its customers/clients.  Any payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amount of all financial instruments at December 31, 2005 and 2004, which consist of various notes and loans payable, approximate their fair values.

Net loss per share

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basic and diluted EPS. Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS is based on the weighted-average number of shares of common stock outstanding for the period and common stock equivalents outstanding at the end of the period.

Stock-based compensation

SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for stock issued to employees?(APB 25) and related interpretations with proforma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS 123.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Valuation of shares for services is based on the estimated fair market value of the services performed.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Advertising

The Company's policy is to expense advertising costs as incurred.  Advertising expenses for the year ended December 31, 2005 and 2004 were $207 and $87,297, respectively and are included in general and administrative expense.

Risks and Uncertainties

In the normal course of business, the Company is subject to certain risks and uncertainties. The Company provides its product on unsecured credit to most of its customers. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations and each customer's ability to pay.

Accounting developments

In November 2004, the FASB has issued FASB Statement No. 151, "Inventory Costs, an Amendment of ARB No. 43, and Chapter 4" ("FAS No. 151").  The amendments made by FAS No. 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004.  The provisions of FAS No. 151 will be applied prospectively.  The Company does not expect the adoption of FAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R").  FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees.  FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets."  The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this interpretation will have on its financial position, cash flows and results of operations.

In June 2005, the EITF reached consensus on Issue No.  05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005.  EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued FASB No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123."  FASB Statement No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based  compensation issued to employees.  FASB No. 123R is effective beginning January 1, 2006.  FASB Statement No. 123R on is not expected to have a material effect on its consolidated financial position or results of operations.

 In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to the prior periods' financial statements of changes in accounting principle, unless this retrospective application would be impracticable.  This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this statement will have on its financial position, cash flows and results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instrument - an amendment of FASB Statements No. 133 and 140." This Statement amends FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."  This Statement resolves issues addressed in FASB Statement No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In March 2006 FASB issued SFAS 156, "Accounting for Servicing of Financial Assets."  This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1.

Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

2.

Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

Permits an entity to choose 'Amortization method' or 'Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.

4.

At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a server elects to subsequently measure at fair value.

5.

Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the Balance Sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements

NOTE 3 - DUE TO OFFICER

The Company received advances from officers of the Company amounting $247,823 and $579,055 as of December 31, 2005 and 2004, respectively. The interest rates on these advances vary from 5% - 36% per year, are unsecured and due on demand. The interest on these advances for the years ended December 31, 2005 and 2004 amounted to $12,136 and $45,540, respectively.  These amounts have been accrued and are included in due to officers.  These amounts will be paid in the future by providing company stock to these officers.  The amount of stock paid will be determined later after the company is traded publicly and a stock value is determined at that time.

NOTE 4 - DUE TO RELATED PARTIES

The Company received advances from a related party (HPE) amounting to $250,000 as of June 30, 2004. The advance carries an interest rate of 20% per year, is unsecured and due on demand.  The company also received advances from PHI (see note 1) amounting to $662,056 as of June 30, 2004.  This advance was unsecured and interest free.

The interest on these advances for the years ended December 31, 2005 and 2004 amounted to $25,139 and $51,111, respectively.  These amounts have been accrued and are included in due to related parties.

These advances and accrued interest have been written off as part of the Company's reorganization plan as of June 30, 2005. (see Notes 1 and 6 for more detail concerning the restructure agreement.)

NOTE 5 - DISCONTINUED OPERATIONS

On June 30, 2005, the Company decided to exit the mobile video game market and dedicate itself to providing investment related services in Asia.  The revenues, costs, and expenses directly associated with this discontinued business have been classified as discontinued operations on the income statement.  Corporate expenses such as interest expense have not been allocated to discontinued operations.  Revenue recorded within loss from operations of discontinued business was $15,904 in 2005.  The total loss from discontinued operations for 2005 was $288,943.

NOTE 6 - RESTRUCTURING

On June 30, 2005 the Company and PHI, agreed to financial and ownership restructuring and executed a formal agreement to return the majority ownership of the Company to its original stockholders in exchange for a forgiveness of advances and obligations owed to the Company and its original stockholders.  As a result of the re-structuring, $277,402 of accounts payable, $708,252 of advances due to officers, and $975,156 of advances due to related parties were forgiven by providing ATC stock with a resulting offset to Additional Paid in Capital.  The total debt was $1,960,810. The total amount of Additional Paid in Capital was $1,932,617.  As part of the restructure, some of the accounts were settled for less than the amount owed and were paid with cash by PHI. These accounts were some of the original ATC minor creditors – they agreed to take a cash settlement versus receiving ATC stock and they agreed to take less than what was owed to them.  The cash settlement with some of the minor ATC creditors resulted in a $28,193 gain and is reflected in the Income Statement under Gain on Settlement of Debts. See Note 1 for more information concerning the restructure.

NOTE 7 - INCOME TAXES

No provision was made for income taxes since the Company has significant net operating loss carryforwards. At June 30, 2005 and 2004, the Company has a net operating loss carryforward for federal tax purposes approximately of $2,007,000 and $1,360,000, respectively. Differences between financial statement and tax losses consist primarily of amortization allowance were immaterial at December 31, 2005 and 2004. The net operating loss carryforwards may be used to reduce taxable income through the year 2023. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock.

The Company has deferred tax assets of $803,000 and $544,000 approximately at December 31, 2005 and 2004 relating to its net operating losses. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provided a 100% valuation allowance for these deferred tax assets.

NOTE 8 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Through December 31, 2005, the Company had incurred cumulative losses of $2,535,724 which includes the loss of $298,025 and income of $74,602 for the periods ended December 31, 2005 and 2004, respectively and negative working capital of $603,610 and $2,237,656 as of December 31, 2005 and 2004, respectively.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence. (i) Management intends to continue to raise additional financing through private equity or debt financing to pay down Company debt and/or reduce the cost of debt service. (ii) Management is also planning to gain access to public capital markets. In this regard, the Company and the Company's major stakeholders entered into an agreement with Providential Holding, Inc. (PHI) to cancel the major notes and debts in exchange for most of the issued and outstanding shares of the Company through management restructuring see (note1).  (iii) Management intends to increase revenues and is actively pursuing additional contracts in several markets overseas.

 NOTE 9 - EQUITY TRANSACTIONS

The Company has 300,000,000 shares of common stock authorized with no par value, 93,339,392 were outstanding during 2004 and 2005. During 2004 and 2005 there were no additional shares issued, however as a result of the restructuring, $1,932,617 was transferred from debt to additional paid in capital. Please see notes 1 and 6 for more information concerning the restructure.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Balance Sheet

Periods Ended September 30, 2006

(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$ 1,032
Total current assets	1,032

Deposits	1,828

Total assets	$ 2,861

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$ 365,853
Due to officers	446,273
Other current liabilities	19,300
Total current liabilities	831,426

Contingencies	-

Stockholders' equity:
Common stock, no par value; 300,000,000 shares authorized;
98,339,392 issued and outstanding	1,325
Additional paid-in-capital	1,932,617
Accumulated deficit	(2,762,507)
Total stockholders' equity	(828,565)
Total liabilities and stockholders' equity	$ 2,861

See Accountants' Review Report

EASTBRIDGE INVESTMENT GROUP CORPORATION

Statement of Earnings

Periods Ended September 30, 2005 and September 30, 2006

(Unaudited)

	For the 3 months ended		For the 9 months ended
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
From discontinued operations:
Revenues from discontinued operations
Sales	-	7,625	5,370	15,424
Cost of sales from discontinued operations	-	-	968	96
Gross profit from discontinued operations	-	7,625	4,402	15,328

Expenses from discontinued operations:
Salaries and wages	70,438	70,438	211,313	176,187
Professional services	4,315	3,460	7,930	9,615
General and administrative	3,394	2,727	11,943	53,363
Total operating expenses	78,146	76,624	231,185	239,164
Loss from discontinued operations	(78,146)	(68,999)	(226,783)	(223,836)

Net loss	$ (78,146)	$ (68,999)	$(226,783)	$ (223,836)

Net income (loss) per share - basic and diluted:
Net loss	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average number
of shares outstanding - basic and diluted	98,339,392	98,339,392	98,339,392	98,339,392

See Accountants' Review Report

EASTBRIDGE INVESTMENT GROUP CORPORATION

Statement of Cash Flows

Periods Ended September 30, 2005 and September 30, 2006

(Unaudited)

	For the 9 months
	Ended September 30,
	2006	2005
Cash flows from operating activities:
Net loss from continuing operations	$ (226,783)	$ (223,837)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	-	4,755
(Increase) decrease in other assets and prepaid expenses	-	(540)
Increase in accounts payable & acc exp	27,563	(232,607)
Increase in due to officers	198,450	(61,250)
Net cash used in operating activities	(771)	(513,479)
Cash flows from financing activities:
Advances from related parties	-	517,514
Net cash provided by financing activities	-	517,514
Net increase (decrease) in cash	(771)	4,035
Cash and cash equivalents, beginning of period	1,803	1,225
Cash and cash equivalents, end of period	$ 1,032	$ 5,260

The accompanying notes are an integral part of these financial statements.  There was a non-cash transaction that occurred on June 30, 2005 that forgave $1,932,617 of debt and increased Paid-In-Capital by the same amount.  Please see note 1  below for more details concerning this non-cash transaction.  Also, please note the $1,932,617 as Additional Paid In Capital on the December 31, 2005 balance sheet.

EASTBRIDGE INVESTMENT GROUP CORPORATION

Note of Financial Statements (September 30, 2006)

NOTE 1 – COMPANY OVERVIEW

EastBridge Investment Group Corporation (formally ATC Technology Corporation) (the "Company" or “EBIG”) was incorporated in the state of Arizona on June 25, 2001.  The Company’s principle activity up through June 30, 2005 was to manufacture mobile entertainment products, including VidegoTM, MoviegoTM and GamegoTM.  The VidegoTM and MoviegoTM are car theater systems available to consumers. The GamegoTM provides a means to play video game consoles made by Sony, Microsoft and Nintendo, in the car, RV, SUV, van or boat with attachable viewing monitors.

On August 23, 2002, the Company entered into an agreement with Providential Holding, Inc. (PHI) to sell all the issued and outstanding shares of the Company.  For consideration,  PHI agreed to deliver $250,000 in promissory notes, non-interest bearing, payable 270 days after closing, and $250,000 in promissory notes, non-interest bearing, payable 180 days after closing, 3,000,000 shares of restricted stock of the Company with an option of additional shares to be issued after 270 days if the stock price does not reach $0.30, 1,000,000 shares of restricted stock of PHI with an option of additional shares to be issued after one year if the stock price does not reach $0.30. The transaction between the original stockholders and PHI was consummated as of October 17, 2003.  On June 30, 2005 the Company and PHI, agreed to financial and ownership restructuring and executed a formal agreement to return the majority ownership of the Company to its original stockholders in exchange for a forgiveness of notes and obligations owed to the Company and its original stockholders. The total amount of the debt forgiven is $1,932,617 and is recorded as paid-in capital by the major original stockholders in the 2005 financial statement. As a result of the re-structuring, PHI has become a minority stock holder and the original stockholders of the Company have become the majority stockholders as a group.  The newly structured Company decided to change its name to EastBridge Investment Group Corporation (EBIG) effective August 1, 2005 to more accurately reflect its new business focus on investment projects.

 The company decided to change its business focus from the mobile entertainment business to the financial services industry during 2005.  In order to strengthen the Company’s financial condition and to give incentive for the Management to turn around the Company, the restructuring agreement was executed on June 30,2005 (as mentioned above) to change the company’s ownership and to provide an improved balance sheet.  The structure was considered one transaction involving all three parties, Providential, ATC original-major-shareholder Creditors and ATC. The capital contribution was determined by negotiation and to some extent, though not exactly, influenced by the amount of debt owed to each party (ATC’s original-major-shareholder creditors and Providential) and its percentage of the total debt, which equaled $1,932,617.  In the end, Providential, ATC and ATC’s original- major-shareholder creditors reached an agreement whereby Providential agreed to transfer all the ATC shares it still held less 10,000,000 shares it was allowed to keep, to ATC’s original-major-shareholders in exchange for mutual forgiveness of debts and notes issued to and among ATC, Providential and ATC’s original-major shareholders.

As mention above, in 2005, EBIG decided to exit the mobile video game market and dedicate itself to providing investment related services in Asia, with a strong focus on the high GDP growth countries such as China and India. EBIG will initially concentrate on the growing investment opportunities in China (Hongkong, mainland, Macao and Taiwan).  Its products will be financial services that help small-to-medium-size companies obtain capital to grow their business.  EBIG’s financial services will be in the form of Joint Ventures, Wholly Foreign Owned Enterprises, Guaranteed Return Ventures, investment banking, financial advisory services or any other financial services allowed by the local government and in compliance with the United States Securities Exchange Commission regulations. In addition, EBIG will also provide marketing, sales, and strategic planning services for its clients to assist them to enter the United States market.

EBIG is one of the very few US companies solely concentrated in marketing financial services to the small-size, but large number of Asian companies that need financial services to help them expand in their local markets. In the business sectors that EastBridge sees a unique opportunity, EastBridge will form its own foreign subsidiaries with local partners to capture the opportunity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all liquid debt instruments with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Deposit

As of September 30, 2006, the Company had a security deposit of $1,828.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenue is recognized when merchandise is shipped to a customer when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Generally, the Company extends credit to its customers/clients and does not require collateral. The Company performs on-going credit evaluations of its customers/clients.  Any payments received before all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Income taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income (loss). Valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair value of financial instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amount of all financial instruments at December 31, 2005 and 2004, which consist of various notes and loans payable, approximate their fair values.

Net loss per share

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basic and diluted EPS. Basic EPS is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS is based on the weighted average number of shares of common stock outstanding for the period and common stock equivalents outstanding at the end of the period.

Stock-based compensation

SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using the existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (APB 25) and related interpretations with proforma disclosure of what net income and earnings per share would have been had the Company adopted the new fair value method. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS 123.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Valuation of shares for services is based on the estimated fair market value of the services performed.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. SFAS 131 has no effect on the Company's financial statements as substantially all of the Company's operations are conducted in one industry segment.

Advertising

The Company’s policy is to expense advertising costs as incurred.  No advertising was expensed during the third quarter of 2006.

Risks and Uncertainties

In the normal course of business, the Company is subject to certain risks and uncertainties. The Company provides its product on unsecured credit to most of its customers. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations and each customer's ability to pay.

Accounting developments

In November 2004, the FASB has issued FASB Statement No. 151, "Inventory Costs, an Amendment of ARB No. 43, and Chapter 4" ("FAS No. 151").  The amendments made by FAS No. 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities.

The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004.  The provisions of FAS No. 151 will be applied prospectively.  The Company does not expect the adoption of FAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R").  FAS No. 123R requires companies to recognize in the statement of operations the grant- date fair value of stock options and other equity-based compensation issued to employees.  FAS No. 123R is effective beginning in the Company's first quarter of fiscal 2006.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, "Exchanges of Nonmonetary Assets."  The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  The Company believes that the adoption of this standard will have no material impact on its financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, "ACCOUNTING IN CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES." EITF 03-01 also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company will evaluate the impact of EITF 03-01 once final guidance is issued.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods' financial statements of changes in accounting principle, unless this would be impracticable.

This statement also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this interpretation will have on its financial position, cash flows and results of operations.

In June 2005, the EITF reached consensus on Issue No.  05-6, Determining the Amortization Period for Leasehold Improvements ("EITF 05-6.") EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005.  EITF 05-6 is not expected to have a material effect on its consolidated financial position or results of operations.

In December 2004, the FASB issued FASB No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123."  FASB Statement No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees.  FASB No. 123R is effective beginning January 1, 2006.  FASB Statement No. 123R on is not expected to have a material effect on its consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  This statement applies to all voluntary changes in accounting principle and requires retrospective application to the prior periods’ financial statements of changes in accounting principle, unless this retrospective application would be impracticable.  This statement also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error.  This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this statement will have on its financial position, cash flows and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”  This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This Statement resolves issues addressed in FASB Statement No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In March 2006 FASB issued SFAS 156, “Accounting for Servicing of Financial Assets.”  This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3. Permits an entity to choose ‘Amortization method’ or ‘Fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities.

4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the Balance Sheet and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company’s first fiscal year that begins after September 15, 2006. Management believes that this statement will not have a significant impact on the financial statements.

NOTE 3 – DUE TO OFFICERS

The Company received advances from officers of the Company amounting to $446,273 as of September 30, 2006.  These amounts include $183,750 of accrued wages for the first three quarters of 2006.  These advances are interest free and payable on demand. These amounts will be paid in the future by providing company stock to these officers.  The amount of stock paid will be determined later after the company is traded publicly and a stock value is determined at that time.

NOTE 4 – OTHER CURRENT LIABILITIES

As of September 30, 2006, the Company recorded $19,300 as a payable for a lease at a previous location.  Since the liability is for a previous obligation and could be called at any time, it has been classified under other current liabilities.

NOTE 5 – DISCONTINUED OPERATIONS

On June 30, 2005, the Company decided to exit the mobile video game market and enter the more profitable world of investment related services in the Far East countries.  The revenues, costs, and expenses directly associated with this business have been classified as discontinued operations on the income statement.  Corporate expenses such as interest expense have not been allocated to discontinued operations.  Revenue recorded within loss from operations of discontinued business was $5,370 in 2006.  The loss from discontinued operations for the three months and nine months ended September 30, 2006 was $78,146 and $226,783, respectively.

NOTE 6 - INCOME TAXES

No provision was made for income taxes since the Company has significant net operating loss carryforwards. At September 30, 2006, the Company has a net operating loss carryforward for federal tax purposes approximately of $2,007,000. Differences between financial statement and tax losses consist primarily of amortization allowance were immaterial at September 30, 2006 The net operating loss carryforwards may be used to reduce taxable income through the year 2023. The availability of the Company’s net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company’s stock.

The Company has deferred tax assets of approximately $803,000 at September 30, 2006 relating to its net operating losses. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company provided a 100% valuation allowance for these deferred tax assets.

NOTE 7 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Through September 30, 2006, the Company had incurred cumulative losses of $2,762,507 which includes the loss of $226,783 for the period ended September 30, 2006 and negative working capital of $830,393 as of September 30, 2006.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence. (i) Management intends to continue to raise additional financing through private equity or debt financing to pay down Company debt and/or reduce the cost of debt service. (ii) Management is also planning to gain access to public capital markets. In this regard, the Company and the Company’s major stakeholders entered into an agreement with Providential Holding, Inc. (PHI) to cancel the major notes and debts in exchange for most of the issued and outstanding shares of the Company through management restructuring see (note1).  (iii) Management intends to increase revenues and is actively pursuing additional contracts in several markets overseas.

PART III EXHIBITS

The following exhibits are included as part of this Form 10-SB. References to "the Company" in this Exhibit List mean EastBridge Investment Group Corporation, an Arizona corporation.

Exhibit Number	Description
2.1	Plan of reorganization and exchange agreement
3.1	Articles of incorporation of EastBridge Investment Group Corporation
3.2	Articles of incorporation of EastBridge Investment Group Corporation, as amended
3.3	Corporate bylaws for EastBridge Investment Group Corporation
4.1	Form of stock lock-up agreement
10.1	Employment agreement between Eastbridge Investment Group Corporation and Keith Wong
10.2	Employment agreement between Eastbridge Investment Group Corporation and Norm Klein
14.1	Code of ethics for EastBridge Investment Group Corporation
23.1	Consent of EastBridge Investment Group Corporation’s auditors
99.1	Articles of Amendment for Name Change for EastBridge Investment Group Corporation

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 EastBridge Investment Group Corporation

By:  /s/ Keith Wong

Keith Wong

President, Chief Executive Officer and Director